

October 01, 2013

Via E-mail
Ms. Patricia E. Yarrington
Vice President and Chief Financial Officer
Chevron Corporation
6001 Bollinger Canyon Road
San Ramon, California 94583-2324

> **Re:** **Chevron Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response letter dated August 6, 2013**
> **File No. 001-00368**

Dear Ms. Yarrington:

We have reviewed your filing and response letter and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page FS-2

Liquidity and Capital Resources, page FS-11

Capital and Exploratory Expenditures, page FS-12

1. We note your response to prior comment two from our letter dated July 24, 2013. Notwithstanding the disclosure provided under Item 1. Business, you are required to discuss and analyze in the liquidity and capital resources section your significant year-over-year increases in capital and exploratory expenditures. Please expand your disclosure to include such discussion and analysis. See Instruction 4 to Item 303(a) of Regulation S-K.

Financial Statements

Note 24: Other Financial Information, page FS-58

2.   We have reviewed your response to prior comment three. Please revise your disclosure, throughout the filing, to label gains as before or net of taxes.

3.   With regard to your response to prior comment four, describe the status of the properties underlying the East and West Browse interests given up and the Clio interest received at the time of the exchange. Additionally, tell us whether you retained any interest in the East or West Browse properties following the exchange. Finally, describe any obligations that either party has with respect to performing or funding any exploration or development activity on behalf of the other party with respect to the interests given up or received.

4.   We have reviewed your response to prior comment four regarding your sale of the equity interest in the Wheatstone project and we note from your June 18, 2012 press release that you contemporaneously signed a binding agreement with TEPCO for LNG offtake and on page FS 31 that $800 million in proceeds from these agreements will be received over future periods. Please explain to us why it was not necessary to allocate consideration to the offtake agreement. As part of your response, please compare the pricing of the June 18, 2012 purchase of 0.4 MPTA of LNG with the initial July 26, 2011 purchase of 3.1 MPTA and the interim purchase of 0.7 MPTA.

Supplemental Information on Oil and Gas Producing Activities, page FS-62

Proved Undeveloped Reserve Quantities, page FS-69

5.   Your response to comment five of our July 24, 2013 letter states that the disclosure related to your proved undeveloped reserves complies with the requirements of Item 1203 of Regulation S-K. Our table below illustrates your PUD figures for YE2011 and YE2012 and those for the projects that you presented or referenced in your response:

PUD Reserves Reconciliation	MMBOE
FYE 12/31/2011	4998
To Proved Developed	-394
Hebron Extension/Discovery	101
Gorgon Revision	60
Gorgon Extension/Discovery	124
Sub-Total	4889
FYE 12/31/2012	5181 (183 MMBOE net increase from FYE 12/31/2011)
Unexplained Difference: Subtotal less theFYE12/312012 PUD Reserves	-292 (160% of the year-to-year change in PUDs)

Our calculations indicate a discrepancy of 292 MBOE between the change in your year-end PUD reserves from December 31, 2011 to December 31, 2012 when compared to changes (the Sub-Total above) as presented or referenced in your response. This discrepancy represents 6% of your PUD reserves at December 31, 2011 and is equivalent to 160% of the year-to-year changes in PUD reserves. It is not clear to us whether this discrepancy is attributable to the (at least) four projects described on pages 10-17 with "initial recognition of proved reserves" in 2012 that do not have associated PUD reserve figures. In this regard, please note that Item 1203 of Regulation S-K requires the disclosure of "[a]ny material changes in PUDs that occurred during the year…." See also the discussion of Item 1203 in Section IV.B.4. of Securities Act Release No. 33-8995. Disclosure is not necessarily by property or project. It is the Staff's position that these changes be categorized as they are in FASB ASC paragraph 932-235-50-5: revisions of previous estimates; improved recovery; purchases/sales of minerals in place; extensions and discoveries. We re-issue our prior comment five.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters and Ronald M. Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the comment on engineering matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant